SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   927926 10 5
                                 (CUSIP Number)

              Exploration Capital Partners 2000 Limited Partnership
                               c/o Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 26, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP NO. 927926 10 5             SCHEDULE 13D                       Page 2 of 6
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1     NAMES OF REPORTING PERSON        Exploration Capital Partners 2000 Limited
                                                                     Partnership
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                      88-0451737

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                                         WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                                Nevada

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                  7     SOLE VOTING POWER                                      0
  NUMBER OF
    SHARES              --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER                            2,245,614
   OWNED BY
     EACH               --------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER                                 0
    PERSON
     WITH               --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER                       2,245,614

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,245,614

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   27.7%

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14    TYPE OF REPORTING PERSON                                                PN

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

CUSIP NO. 927926 10 5             SCHEDULE 13D                       Page 3 of 6
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1     NAMES OF REPORTING PERSON          Resource Capital Investment Corporation
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                      88-0384205

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                             Not Applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                Nevada

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER                                      0
  NUMBER OF
    SHARES              --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER                            2,245,614
   OWNED BY
     EACH               --------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER                                 0
    PERSON
     WITH               --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER                       2,245,614

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,245,614

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   27.7%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                CO

--------------------------------------------------------------------------------

CUSIP NO. 927926 10 5                                                Page 4 of 6

                                  SCHEDULE 13D
                                (Amendment No. 1)

      The Statement on Schedule 13D, dated May 3, 2002 (the "Original Statement"), initially filed by Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital") and its corporate general partner, Resource Capital Investment Corporation ("Resource Capital") is hereby amended by this Amendment No. 1, dated July 2, 2002, to reflect certain changes in the information previously filed in the Original Statement relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Original Statement.

      Amended information is provided as follows:

      (1) Ownership information as to Arthur Richards Rule, President and a Director of Resource Capital, has been amended to reflect a reduction in Mr. Rule's indirect beneficial ownership of Common Shares through Stockscape.com Technologies Inc., as described in Item 5. Mr. Rule is not a Reporting Person hereunder.

      (2) The number of outstanding Common Shares of the Issuer has been adjusted to reflect a consolidation of the Issuer's Common Shares on a 1-for-20 basis, effective June 19, 2002. Information concerning shareholdings as well as exercise prices and conversion prices is shown on a post-consolidation basis. Beneficial ownership of Common Shares by the Reporting Persons remains the same, on both a numerical and percentage basis, as that reported in the Original Statement.

      NOTE: Beneficial ownership calculations below are based on 5,849,548 Common Shares of the Issuer outstanding as of June 19, 2002, on a post-consolidation basis.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

      (a) Names

      This Statement is filed by (i) Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital"), as the direct beneficial owner of Shares* and (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital Investment Corp. ("Resource Capital") (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

      The only executive officers or Directors of any of the Reporting Persons are: Arthur Richards Rule, President and a Director of Resource Capital; and Keith Presnell, Chief Financial Officer and a Director of Resource Capital. Information as to Messrs. Rule and Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 of this Statement.

      * NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned (if any) as well as those issuable on conversion of the Debentures and exercise of the Debenture Warrants, as such terms are defined herein. As described in Item 5(a) of this Amendment No. 1, the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 (now $1.026, on a post-consolidation basis) per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share (now $1.50, on a post-consolidation basis).

CUSIP NO. 927926 10 5                                                Page 5 of 6

Item 5. Interest in Securities of the Issuer

      Items 5(a) and (b) are hereby amended and restated to read in their entirety as follows:

      (a) Exploration Capital is the direct beneficial owner of $1,152,000 principal amount of Debentures. As described in the Original Statement, the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 (now $1.026, on a post-consolidation basis) per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share (now $1.50, on a post-consolidation basis). Assuming conversion of all of its Debentures into Debenture Units, and exercise of all of its Debenture Warrants, Exploration Capital would own 1,122,807 Common Shares and a warrant immediately exercisable for the purchase of 1,122,807 Common Shares, for an aggregate beneficial ownership of 2,245,614 Shares, or approximately 27.7% of the Issuer's outstanding Common Shares. By virtue of the relationship described under Item 2 of this Statement, Resource Capital may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

      By virtue of the relationships described under Item 2 of the amended Statement on Schedule 13D, dated July 2, 2002, filed by Mr. Rule et al., Mr. Rule may be deemed to share indirect ownership of (i) the Shares directly beneficially owned by Exploration Capital and (ii) the 592,592 Shares directly beneficially owned by Global Resource Investments Ltd. ("Global Resource"), as set forth in the Statement on Schedule 13G filed by Global Resource et al., as of May 6, 2002. These represent an aggregate indirect beneficial ownership of 33.8% of the Issuer's outstanding Common Shares.

      Mr. Rule may no longer be deemed to share indirect ownership of the 2,000,000 Shares directly beneficially owned by Stockscape.com Technologies Inc. ("Stockscape") as set forth in the Original Statement. On June 26, 2002, the Supreme Court of British Columbia issued its final order approving an amalgamation of Stockscape with three other companies into a new corporation to be called Quest Investment Corporation ("Quest"). Prior to the amalgamation, Mr. Rule owned 37% of the issued and outstanding shares of Stockscape. Following the amalgamation, Mr. Rule will own less than 8% of the outstanding voting power of Quest and will have no other relationship with Quest, and consequently may no longer be deemed to share indirect beneficial ownership of the Issuer's Shares held by Quest.

      Mr. Presnell is the direct beneficial owner of $60,000 principal amount of Debentures, representing an aggregate beneficial ownership of 116,958 Shares, or less than 2% of the Issuer's outstanding Common Shares, assuming conversion of all of his Debentures into Debenture Units, and exercise of all of his Debenture Warrants.

      (b) Exploration Capital has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationship described in
Item 2, Resource Capital may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital.

      By virtue of the relationships referred to in Item 5(a) above, Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital and Global Resource.

      Mr. Presnell has the direct power to vote and direct the disposition of the Shares held by him.

CUSIP NO. 927926 10 5                                                Page 6 of 6

                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2002                      Exploration Capital Partners 2000
                                        Limited Partnership

                                        By: Resource Capital Investment
                                            Corporation, its general partner

                                        By: /s/ Arthur Richards Rule
                                            ------------------------------------
                                            Arthur Richards Rule, President


Date: July 2, 2002                      Resource Capital Investment Corporation

                                        By: /s/ Arthur Richards Rule
                                            ------------------------------------
                                            Arthur Richards Rule, President